EXHIBIT 4.2
                               ------------


                CERTIFICATE OF CORRECTION FILED TO CORRECT
                   A CERTAIN ERROR IN THE CERTIFICATE OF
              OF DESIGNATIONS OF SERIES D PREFERRED STOCK OF
                                CADIZ INC.
               FILED IN THE OFFICE OF THE SECRETARY OF STATE
                     OF DELAWARE ON DECEMBER 28, 2000

     CADIZ INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

     1.   The name of the corporation is Cadiz Inc.

     2. That a Certificate of Designations of Series D Preferred Stock of Cadiz Inc. was filed by the Secretary of State of Delaware on December 28, 2000 and that said Certificate of Designations requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

     3. The defect of said Certificate of Designations to be corrected is as follows:

     The description in said Certificate of Designations of the duly adopted resolutions of the Board of Directors providing for authorization and issuance of 5,000 shares of the Corporation's Preferred Stock, par value $.01 per share, designated Series D Preferred Stock is corrected to read as follows:

          (a) Article 3 of said resolutions is corrected to read in its entirety as follows:

     "3. LIQUIDATION PREFERENCE. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any Junior Securities, and subject to the rights of creditors, the holders of Series D Preferred Stock shall be entitled to be paid out of the assets of the Corporation in an amount in cash equal to $1,000.00 for each share outstanding plus any accrued but unpaid dividends thereon (which amount is hereinafter referred to as the "Liquidation Preference"). If the assets of the Corporation are not sufficient to pay in full the Liquidation Preference as well as any liquidation preference to holders of Parity Securities, then the holders of the Series D Preferred Stock and Parity Securities shall share ratably in such distribution of assets in accordance with the amount which would have been payable on such distribution if the amounts to which such holders were entitled were paid in full. Except as provided in this paragraph 3, holders of Series D Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution, or winding up of the affairs of the Corporation. For purposes of this Section 3 only, a "liquidation" shall include: (i) a merger or consolidation involving the Corporation as a result of which the holders of the Corporation's equity securities do not continue to hold, associated with or in exchange for their equity securities in the Corporation, a majority of the outstanding voting securities of the surviving entity in such merger or consolidation; (ii) a transaction or series of related transactions as a result of which the holders of a majority of the Corporation's outstanding equity securities prior to such transactions do not continue to hold a majority of the Corporation's outstanding equity securities; (iii) a sale of all or substantially all of the assets of the Corporation;
     (iv) a merger or consolidation involving Sun World International Inc., a Delaware corporation and a wholly-owned subsidiary of the Corporation ("Sun World"), as a result of which the Corporation does not continue to hold, associated with or in exchange for its equity securities in Sun World, a majority of the outstanding voting securities of the surviving entity in such merger or consolidation;
     (v) a transaction or series of related transactions as a result of which the Corporation does not continue to hold a majority of Sun World's equity securities; and (vi) a sale of all or substantially all of the assets of Sun World."

          (b) The introductory paragraph of Article 5 of said resolutions (and only the introductory paragraph) is corrected to read in its entirety as follows, with the remainder of Article 5 remaining unchanged:

     "5. CONVERSION. Each share of Series D Preferred Stock shall be convertible into shares of Common Stock at the rate of One (1) share of Common Stock for every $8.00 in Liquidation Preference of the shares of Series D Preferred Stock so converted (such number of shares of Common Stock to be received upon conversion of each share of Series D Preferred Stock being hereinafter referred to as the "Conversion Rate"; and the result obtained by dividing the Liquidation Preference by the Conversion Rate, as it may be adjusted from time to time hereunder, being hereinafter referred to as the "Conversion Price"), both (i) at the option of the holder thereof at any time following issuance; and (ii) at the option of the Corporation provided that: (A) the Corporation converts all shares of Series D Preferred Stock then outstanding and that (B) the closing price for the Corporation's Common Stock for any thirty consecutive trading day period ending not more than five (5) trading days prior to submission of notice of conversion has exceeded $12.00 (the "Mandatory Conversion Minimum"). The following provisions shall apply after the Series D Preferred Stock becomes convertible:"

     IN WITNESS WHEREOF, CADIZ INC., has caused this Certificate to be signed by Keith Brackpool, its Chief Executive Officer, and attested by Stanley E. Speer, its Secretary, this 28th day of December, 2000.

                              CADIZ INC.

                              By:  /S/ KEITH BRACKPOOL
                                   --------------------------------
                                   Keith Brackpool,
                                   Chief Executive Officer

ATTEST:

By:  /S/ STANLEY E. SPEER
   ------------------------------
   Stanley E. Speer,
   Secretary